# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OBSIDIAN ENERGY LTD., CIK 0001334388
CUSIP: 674482104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 207 9th Avenue SW, Suite 200, Calgary, Alberta Canada (A0), T2P 1K3
Date of event which requires filing of this statement: 12/31/2021
Amends the filing with accession number 0001341004-17-000631
Filed by CIK 0001719611
Persons authorized to receive notices and communications: Edward H. Kernaghan, c/o Kernwood Limited, 155 University Avenue Suite 750, Toronto, Ontario Canada (A6), M5H 3B7, (416) 423-3251

## Reporting persons
- Kernwood Ltd (CIK 0001719611): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 3,448,514; sole dispositive power 0; shared dispositive power 3,448,514; aggregate amount beneficially owned 3,448,514 (5.1% of the class)
- Edward H. Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 85,352; shared voting power 3,448,514; sole dispositive power 85,352; shared dispositive power 3,448,514; aggregate amount beneficially owned 3,533,866 (5.2% of the class)
- Elizabeth Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 3,448,514; sole dispositive power 0; shared dispositive power 3,448,514; aggregate amount beneficially owned 3,448,514 (5.1% of the class)
- Jennifer Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 4,570; shared voting power 0; sole dispositive power 4,570; shared dispositive power 0; aggregate amount beneficially owned 4,570 (0.01% of the class)
- Charlie Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 200; shared voting power 0; sole dispositive power 200; shared dispositive power 0; aggregate amount beneficially owned 200 (0.01% of the class)
- Claire Kernaghan: citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 85; shared voting power 0; sole dispositive power 85; shared dispositive power 0

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: OBSIDIAN ENERGY LTD.
Address of issuer's principal executive offices: 207 9th Avenue SW, Suite 200, Calgary, Alberta Canada (A0), T2P 1K3
Comment:
This Amendment No. 4 (the "Amendment No. 4") amends and supplements the initial Schedule 13D (the "Schedule 13D"), as filed with the Securities and Exchange Commission (the "SEC") on October 16, 2017, as amended and supplemented by the Schedules 13D/A filed on December 5, 2017, January 4, 2018, and November 17, 2020. This Amendment No. 4 is being filed by Kernwood Limited, an Ontario corporation ("Kernwood"),Edward H. Kernaghan, Elizabeth Kernaghan, Jennifer Kernaghan, Charlie Kernaghan and Claire Kernaghan, each of whom are Canadian citizens residing in the Province of Ontario (collectively, the "Reporting Persons"), relating to common shares, no par value (the "Common Shares"), of Obsidian Energy Ltd., a corporation organized and existing under the laws of Alberta, Canada (the "Issuer"). Except as specifically amended and supplemented by this Amendment No. 4, the Schedule 13D remains in full force and effect.

The purpose of this filing is to report that (a) the updated beneficial ownership of the Reporting Persons as a result of (i) the acquisition by Kernwood of 3,438,300 Common Shares through a series of open market transactions from March 23, 2023 to the date hereof, with each of Edward H. Kernaghan and Elizabeth Kernaghan as the beneficial owners of a 50% interest in Kernwood as of May 15, 2019, and with Edward J. Kernaghan divesting of all ownership interest in Kernwood on that date, (ii) sale of 100,000 Common Shares by Alice Kernaghan on March 24, 2022, (iii) sale of 90,000 Common Shares by Elizabeth Kernaghan on March 25, 2022, (iii) the acquisition by Edward H. Kernaghan of an additional 55,145 Common Shares through a series of open market transactions from April 16, 2021 to the date hereof, so that his direct ownership now totals 85,352 Common Shares, (iv) the acquisition by Charlie Kernaghan of 200 Common Shares on May 1, 2015, (v) the acquisition by Claire Kernaghan of 85 Common Shares on May 1, 2015 and (vi) the sale of 10,214 Common Shares by Principia Research Inc., an Ontario corporation ("Principia"), to Kernwood on September 9, 2025, (b) due to an increase in the number of Common Shares outstanding as of December 31, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares outstanding as of that date, (c) due to the Reporting Persons' subsequent acquisition of Common Shares, they became the beneficial owners of more than five percent of the Common Shares outstanding as of August 15, 2025, and (d) Principia, Edward J. Kernaghan, and Alice Kernaghan are no longer members of a Section 13(d) group with each other or with the other Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by Kernwood, Edward H. Kernaghan, Elizabeth Kernaghan, Jennifer Kernaghan, Charlie Kernaghan and Claire Kernaghan, each of whom are Canadian citizens residing in the Province of Ontario. Kernwood is a corporation organized in Ontario, Canada. Edward H. Kernaghan and Elizabeth Kernaghan are each 50% shareholders of Kernwood and are deemed to control Kernwood. Each of the foregoing is referred to collectively as the "Reporting Persons."
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 155 University Avenue, Suite 750, Toronto, Ontario, Canada M5H 3B7.
Present principal occupation or employment: The principal business of Kernwood is to invest in securities of private and public companies. Edward H. Kernaghan's principal occupation is Executive Vice President of Kernaghan & Partners Ltd, a full service brokerage house at 155 University Avenue, Suite 750, Toronto, Ontario, Canada M5H 3B7. Elizabeth Kernaghan's principal occupation is Genetic Counselor at Orillia Hospital at 170 Colborne Street West Orillia, Ontario, Canada L3V 3B5.
Criminal convictions in the last five years: Information required by Item 2 and General Instruction C to Schedule 13D concerning the executive officers and directors of Kernwood (the "Listed Persons") is provided on Schedule I hereto and is incorporated by reference herein.
Civil proceedings (securities laws) in the last five years: To the Reporting Persons' knowledge, none of the Reporting Persons or Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase of Common Shares of the Issuer by the Reporting Persons was conducted in a series of open market transactions and financed by cash on hand of each of the applicable Reporting Persons, except that the sale of 10,214 Common Shares by Principia to Kernwood on September 9, 2025 was a privately negotiated transaction at the market price of the Common Share on that date.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Common Shares reported in this Amendment No. 4 were acquired by the Reporting Persons from time to time in open market transactions with a view towards investment, with the exception of the sale of 10,214 Common Shares by Principia to Kernwood. The Reporting Persons review their investments in the Issuer on a continuing basis. As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D. The Reporting Persons may seek to have one of their members appointed to the board of directors of the Issuer. Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 67,708,673 Common Shares of the Issuer reported to be outstanding as of June 30, 2025 as reported by the Toronto Stock Exchange. The information disclosed in response to Item 2 in this Statement is incorporated by reference herein.

1. Kernwood Limited
a. Amount beneficially owned: 3,448,514 Common Shares
b. Percent of class: 5.09%
c. Number of shares as to which the Reporting Person has:
Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,448,514
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,448,514

Includes 3,448,514 Common Shares held directly by Kernwood, in which Edward H. Kernaghan and Elizabeth Kernaghan each own a 50% interest and are deemed to control. They each disclaim beneficial ownership over 50% of the Common Shares held by Kernwood.

2. Edward H. Kernaghan
a. Amount beneficially owned: 3,533,866 Common Shares
b. Percent of class: 5.22%
c. Number of shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 85,352
ii. Shared power to vote or to direct the vote: 3,448,514
iii. Sole power to dispose or to direct the disposition of: 85,352
iv. Shared power to dispose or to direct the disposition of: 3,448,514

Includes (i) 85,352 Common Shares held directly by Edward H. Kernaghan and (ii) 3,448,514 Common Shares held directly by Kernwood, in which Edward H. Kernaghan and Elizabeth Kernaghan each own a 50% interest and are deemed to control. They each disclaim beneficial ownership over 50% of the Common Shares held by Kernwood.

3. Elizabeth Kernaghan
a. Amount beneficially owned: 3,448,514 Common Shares
b. Percent of class: 5.09%
c. Number of shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,448,514
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,448,514

Includes 3,448,514 Common Shares held directly by Kernwood, which Edward H. Kernaghan and Elizabeth Kernaghan are deemed to control. They each disclaim beneficial ownership over 50% of the Common Shares held by Kernwood.

4. Jennifer Kernaghan
a. Amount beneficially owned: 4,570 Common Shares
b. Percent of class: 0.01%
c. Number of shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 4,570
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 4,570
iv. Shared power to dispose or to direct the disposition of: 0

Includes 4,570 Common Shares held directly by Jennifer Kernaghan.

5. Charlie Kernaghan
a. Amount beneficially owned: 200 Common Shares
b. Percent of class: 0.01%
c. Number of shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 200
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 200
iv. Shared power to dispose or to direct the disposition of: 0

Includes 200 Common Shares held directly by Charlie Kernaghan

6.Claire Kernaghan
a. Amount beneficially owned: 85 Common Shares
b. Percent of class: 0.01%
c. Number of shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 85
ii Shared power to vote or to direct the vote: 0
iii Sole power to dispose or to direct the disposition of: 85
iv. Shared power to dispose or to direct the disposition of: 0

Includes 85 Common Shares held directly by Claire Kernaghan.
Transactions in the class effected during the past sixty days:
Kernwood purchased 10,214 Common Shares from Principia, and it has made the following open-market purchases of Common Shares of the Issuer during the past 60 days on the Toronto Stock Exchange:

Date Purchaser Number of Shares Price Per Share
August 18, 2025 Kernwood 50,000 7.843
August 19, 2025 Kernwood 108,500 7.769

Other than the foregoing transactions, none of the Reporting Persons has effected any transaction in Common Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Due to an increase in the number of Common Shares outstanding as of December 31, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares outstanding as of that date, and due to the Reporting Persons' subsequent acquisition of Common Shares, they became the beneficial owners of more than five percent of the Common Shares outstanding as of August 15, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7(a) Joint Filing Agreement, dated October 21, 2025, by and among Kernwood Limited, Edward H. Kernaghan, Elizabeth Kernaghan, Jennifer Kernaghan, Charlie Kernaghan and Claire Kernaghan.

## Signatures
- Kernwood Ltd: /s/ Edward H. Kernaghan, Edward H. Kernaghan/President (10/20/2025)
- Edward H. Kernaghan: /s/ Edward H. Kernaghan, Edward H. Kernaghan (10/20/2025)
- Elizabeth Kernaghan: /s/ Elizabeth Kernaghan, Elizabeth Kernaghan (10/20/2025)
- Jennifer Kernaghan: /s/ Jennifer Kernaghan, Jennifer Kernaghan (10/21/2025)
- Charlie Kernaghan: /s/ Charlie Kernaghan, Charlie Kernaghan (10/20/2025)
- Claire Kernaghan: /s/ Claire Kernaghan, Claire Kernaghan (10/21/2025)